SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 12, 2008 regarding the declaration and payment of special dividend by the Registrant.

1.2	Press release dated November 12, 2008 regarding the declaration and payment of special dividend by the Registrant.

1.3	Announcement dated November 12, 2008 regarding the Registrant’s unaudited key performance indicators for the third quarter 2008.

1.4	Press release dated November 12, 2008 regarding the Registrant’s key performance indicators for the third quarter 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

PAYMENT OF SPECIAL DIVIDEND

The Board today declared a special cash dividend of HK$7 per Share (or approximately US$13.55 per ADS, subject to applicable exchange rates at the time of payment), and that the Special Dividend will be payable on Tuesday, 2 December 2008 to those persons registered as Shareholders on Friday, 28 November 2008 and to those persons registered as holding ADSs on Tuesday, 25 November 2008.

The Board also announced that the Hong Kong share register of the Company will be closed on Thursday, 27 November 2008 and Friday, 28 November 2008. To be entitled to the Special Dividend, valid transfers of Shares or ADSs have to be lodged with the Company’s principal registrar in the Cayman Islands, the Hong Kong Share Registrar or the depositary for the ADSs, as the case may be, by the times and dates set out below.

Shares will be quoted ex-dividend on the Stock Exchange on Tuesday, 25 November 2008 and ADSs will be quoted ex-dividend on the New York Stock Exchange on Wednesday, 3 December 2008 (New York time).

DECLARATION OF SPECIAL DIVIDEND

The Directors are pleased to announce that the Board today declared a special cash dividend of HK$7 per Share (or approximately US$13.55 per ADS, subject to applicable exchange rates at the time of payment) (the “Special Dividend”). Having regard to the Company’s capital structure, the level of resources to cover its operational requirements in the medium term and the lack of suitable new investment opportunities for which the Company has maintained its cash balance over the past eighteen months, the Board has declared the Special Dividend to maximise shareholders’ value. In assessing the Company’s level of available resources, the Company is pleased to note that it has received from Hutchison Whampoa Limited, the Company’s controlling shareholder of approximately 60.4% of its issued shares, an irrevocable commitment offer to provide, through itself or any of its subsidiaries, a US$2,500 million secured medium term revolving credit and term loan facility on normal commercial terms (including at an interest rate of 2.45% p.a. above US$LIBOR) and which is open for acceptance by the Company on or before 31 December 2008. An acceptance of such offer by the Company will constitute a connected transaction for the Company which will be subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

1

As at the date of this announcement, the aggregate number of Shares in issue were 4,675,070,376 (excluding ADSs), and the number of ADSs in issue were 9,040,611. The total distribution for the Special Dividend are approximately HK$33,675 million (or approximately US$4,345 million).

Shareholders whose names appear on the Cayman Islands share register or Hong Kong share register of the Company on Friday, 28 November 2008 (the “Qualifying Shareholders”), and persons registered as holding ADSs on Tuesday, 25 November 2008 (the “Qualifying ADS Holders”) are entitled to receive the Special Dividend payable on or about Tuesday, 2 December 2008.

The Company will announce on Friday, 28 November 2008 the forward Hong Kong dollars to United States dollars exchange rates to Tuesday, 2 December 2008, the proposed date for payment of the Special Dividend.

Qualifying Shareholders will be paid their entitlement of Special Dividend in HK$ unless specific requests from the Qualifying Shareholders in prescribed form for payment in US$ are received by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”), at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (the “Hong Kong Share Registrar’s Address”) before 4:30 p.m. on Thursday, 27 November 2008. A prescribed request form (the “Request Form”) is expected to be despatched on or about Wednesday, 12 November 2008 to each Shareholder whose name appeared on the Cayman Islands share register or Hong Kong share register of the Company on Tuesday, 11 November 2008. The Request Form is also available for downloading from the website of the Hong Kong Share Registrar www.computershare.com.hk between 12 November 2008 and 27 November 2008 and for collection from the Hong Kong Share Registrar’s Address during normal office hours from 9 a.m. to 6 p.m. in the same period.

The Shares will be quoted ex-dividend on the Stock Exchange on Tuesday, 25 November 2008 and the ADSs will be quoted ex-dividend on the New York Stock Exchange on Wednesday, 3 December 2008 (New York time).

CLOSURE OF REGISTER OF MEMBERS

The Hong Kong share register of the Company will be closed from Thursday, 27 November 2008 to Friday, 28 November 2008, both days inclusive, during which period no transfer of Shares, exchange of Shares into ADSs or ADSs into Shares will be registered. To qualify for the Special Dividend, Shareholders should ensure that all transfers, accompanied by the relevant share certificates, must be lodged with the Hong Kong Share Registrar at the Hong Kong Share Registrar’s Address for registration no later than 4:30 p.m. on Wednesday, 26 November 2008.

Any person who has acquired Shares registered on the Cayman Islands share register of the Company and has not lodged the share transfer with the Company’s Cayman Islands principal registrar should do so before 4:30 p.m. on Wednesday, 26 November 2008 in order to be entitled to the Special Dividend.

2

Any person who has acquired ADSs but has not lodged the transfer documentation with the depositary for the ADSs should do so before 4 p.m. on Tuesday, 25 November 2008 (New York time) in order to be entitled to the Special Dividend.

ADJUSTMENT OF SHARE OPTIONS EXERCISE PRICE

The Company will announce on or after the date of payment of the Special Dividend, the number of Share Options outstanding and unvested as at such date and the exercise price of such Share Options as adjusted by the payment of the Special Dividend in the manner contemplated under the terms of the Share Option Scheme.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American depositary share(s) issued by Citibank N.A. (the depositary), each representing ownership of 15 Shares

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Directors”	directors of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“Share Options”	the share options granted by the Company pursuant to the Share Option Scheme from time to time

“Share Option Scheme”	the share option plan conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004 and subsequently amended by (i) written resolutions of the Directors passed on 12 July 2005 and 9 February 2006, respectively, and (ii) ordinary resolutions passed at the extraordinary general meeting of the Company held on 8 May 2007

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States of America

3

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.7503 is adopted.

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 12 November 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

4

Exhibit 1.2

Hutchison Telecom declares a special cash dividend

of HK$7 per share payable on 2 December 2008

HONG KONG, 12 November 2008 - Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company”, SEHK: 2332, NYSE: HTX) today announced that the Board has declared a special cash dividend of HK$7 per share or approximately US$13.55 per ADS*, totalling approximately HK$33.7 billion (or approximately US$4.35 billion).

As previously announced, the Company has maintained its cash balance to fund any acquisition opportunities which may arise. In view of the lack of suitable new opportunities, the Board has decided that the special distribution best maximises shareholder value. Accordingly, the Board has declared a special cash dividend of HK$7 per share or approximately US$13.55 per ADS payable on 2 December 2008 respectively to shareholders of record on 28 November 2008 and ADS holders of record on 25 November 2008.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “In the last 18 months no acquisition opportunity has met our investment criteria. We are pleased that the Board approves our recommendation for a special cash dividend in 2008.”

“We have sufficient resources on hand to cover our operational requirements in the short term. In the medium term, we will obtain additional funding as needed and in this connection our parent company Hutchison Whampoa has committed to provide us with a US$2,500 million medium term facility,” said Mr Lui.

Hutchison Whampoa’s offer is to provide a US$2,500 million secured medium term revolving facility at 2.45% p.a. above US$LIBOR interest rate and on other normal commercial terms. This offer is open for acceptance by the Company up to 31 December 2008. Such acceptance by the Company will be made subject to independent shareholders’ approval.

Qualifying ADS holders will receive their dividend in United States dollars. Qualifying shareholders will receive their dividend in Hong Kong dollars unless written requests for payment in United States dollars are received in accordance with the procedures separately announced by the Company on 12 November 2008.

1

Hutchison Telecom’s shares will be quoted ex-dividend on the Hong Kong Stock Exchange on 25 November 2008 while the ADSs will be quoted ex-dividend on the New York Stock Exchange on 3 December 2008 (New York time).

Hutchison Telecom’s Hong Kong register of members will be closed on 27 November 2008 and 28 November 2008, during which period no transfer of shares, no exchange of shares into ADSs or ADSs into shares will be registered.

*	The Company will announce on 28 November 2008 the forward Hong Kong dollars to United States dollars exchange rate to 2 December 2008, the proposed date for payment of the special cash dividend.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Exhibit 1.3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE THIRD QUARTER 2008

HIGHLIGHTS

•	Total customer base at 11.2 million

•	Network rollout in Indonesia on track

•	Indonesia user base grew 12.5% quarter-on-quarter to 3.6 million

•	Strong growth in 3G customer base in Hong Kong and Israel to 2.2 million

The Group recorded a total customer base of 11.2 million at the end of the third quarter with strong contribution from its Indonesian operation which registered 401,000 net additions. Growth was also maintained in the 3G customer base during the quarter; Hong Kong added 84,000 and Israel 67,000 3G customers representing a quarterly increase of 6.9% and 8.0% respectively. The total number of 3G customers of 2.2 million at the end of the third quarter represented 19.7% of our total customer base.

As highlighted in our second quarter announcement a review of the customer base was undertaken and completed in our Sri Lankan operation which resulted in a 229,000 downward revision in the reported customer base. This revision only impacted the key performance indicators of the operation and had no effect on the financial results and cashflow.

Our established businesses in Hong Kong and Israel continued to deliver healthy quarterly Key Performance Indicators (“KPIs”) growth in over-penetrated markets. We noted that our 3G leadership in these markets will continue to position us favourably towards achieving our operational and financial goals during the year.

1

OPERATIONS REVIEW

Hong Kong and Macau

Our Hong Kong operation once again contributed a good underlying result with net additions of 62,000, of which 74% were in the postpaid segment. With the launch of iPhone 3G in mid July, our 3G customer base recorded a 6.9% growth in the quarter to over 1.3 million, representing 49% of our total customer base and approximately 50% of the 3G market in Hong Kong.

Blended Minutes of Usage (“MOU”) and Average Revenue Per User (“ARPU”) showed moderate growth during the quarter. Postpaid ARPU grew 1.4% in the quarter, contributed mainly by increased subscriptions of data packages and higher SMS usages. Non-voice revenue as a percentage of total revenue rose to 21.2% as compared to 18.1% in the last quarter. On a year-on-year basis postpaid ARPU was down by 1.4%, as a result mainly of greater competition on tariff. Despite the increased competition and high penetration of the market, we maintained a stable Average Revenue Per Minute (“ARPM”) through the year, reflecting a sustained focus on pricing and revenue management.

Blended MOU increased to 465 minutes and blended ARPU to HK$150.

Indonesia

Our Indonesia operation, PT. Hutchison CP Telecommunications (“HCPT”), continued to benefit from its fast pace network rollout with the additions of more than 950 sites in the quarter and recorded net customer activations of 401,000, bringing the total user base to over 3.6 million, representing a 12.5% growth quarter-on-quarter and 121.5% growth on a yearly basis.

As stated in our second quarter announcement HCPT has started to rebalance customer peak and off peak traffic and has also in the third quarter significantly cut back promotional offers and activities. Together with the ongoing intensity in the competitive environment, this resulted in a general deterioration in KPIs for the quarter. Although we registered the immediate impact of slower growth in this transitional period, we however noted that ARPM improved to IDR177 during the quarter and run rates for KPIs showed upward trends towards the end of the third quarter.

Progress of our nationwide network rollout remained on track as planned. At the end of the third quarter we had more than 5,000 base stations on air and are on track to achieve the target of over 6,000 base stations by the end of 2008.

2

Israel

Our operation in Israel, Partner Communications Company Ltd. (“Partner Communications”), had active customer base of approximately 2,882,000 at the end of the third quarter, including approximately 763,000 business subscribers (26.5% of the base), 1,382,000 postpaid private subscribers (48.0% of the base) and 737,000 prepaid subscribers (25.6% of the base). Partner Communications registered net 3G customer additions of 67,000, or a 8.0% increase quarter-on-quarter, taking Partner Communications’ 3G customers to 901,000.

During the third quarter, the monthly churn rate increased to 1.3% compared with 1.1% in same quarter last year. The increase primarily reflected the tail end effect of number portability which was introduced in December 2007.

MOU was 376 minutes in the third quarter, compared with 343 minutes in the same quarter last year. ARPU in third quarter maintained at NIS166, marginally higher than NIS165 in same quarter last year.

Sri Lanka

As highlighted in our second quarter announcement on KPIs and in accordance with the Sri Lankan government requirements, Hutchison Telecommunications Lanka (Private) Limited (“HTLL”) tightened its policy on the recognition of a prepaid customer to ensure that sold prepaid cards are only included in the customer base after the customer has registered with HTLL the required personal details. As a result of the review a 229,000 downward revision of the reported customer base was effected in the quarter. This adjustment had no impact on the financial results and cashflow of HTLL. The restated customer base at the end of the third quarter is 958,000.

During the quarter customer and MOU growth continued to be hindered by the difficult conditions in Sri Lanka but the restated KPIs more accurately reflect the true usage pattern of the customer base in third quarter.

Thailand

In the third quarter the economic and political conditions continued to impact business activities adversely. Our Thailand operation ended the quarter with 1.1 million customers, of which 38.4% are postpaid. This reflected a 2.1% decrease in the quarter but a 23.8% increase compared to the same quarter last year.

3

Overall

While we note the deteriorating business environment in the quarter adversely impacted our operation in the growth markets, our local management teams remain focused on the fundamentals of their businesses and the Group continues to benefit from the ongoing strong performance of our established operations in Hong Kong and Israel.

FOK Kin-ning, Canning

Chairman

Hong Kong, 12 November 2008

4

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

5

Unaudited Key Performance Indicators for Third Quarter 2008

Customer Base	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,657	1,766	891	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661
Indonesia	3,604	9	3,595	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625
Israel	2,882	2,145	737	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792
Sri Lanka*	958	—	958	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002
Thailand	1,094	420	674	1,117	418	699	1,071	405	666	978	372	606	884	346	538

Total	11,195			11,062			10,029			9,445			8,599

*	Q3 2008 customer base figure has been restated as mentioned in pages 1 and 3 of the announcement.

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.

A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	150	213	24	148	210	24	149	208	24	161	218	28	162	216	29
Indonesia	IDR (‘000)	10	134	9	12	108	12	14	120	14	15	114	15	—	—	—
Israel	NIS	166	X	X	158	X	X	155	X	X	157	X	X	165	X	X
Sri Lanka	LKR	181	—	181	163	—	163	193	—	193	242	—	242	287	—	287
Thailand	THB	378	763	143	386	784	147	405	808	157	417	813	165	434	815	183

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam are excluded.

MOU[1]	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	465	679	42	462	672	42	461	655	43	491	680	49	506	691	51
Indonesia	56	209	56	82	117	82	94	104	94	83	59	83	—	—	—
Israel	376	X	X	368	X	X	359	X	X	345	X	X	343	X	X
Sri Lanka	71	—	71	54	—	54	60	—	60	69	—	69	81	—	81
Thailand	618	1,095	328	607	1,086	319	632	1,134	324	643	1,110	347	648	1,088	358

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated custom.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

Churn[1]	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	1.6%	9.0%	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%
Indonesia	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—
Israel	1.3%	X	X	1.3%	X	X	1.7%	X	X	1.3%	X	X	1.1%	X	X
Sri Lanka	5.0%	—	5.0%	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%
Thailand	6.5%	3.0%	8.6%	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

6

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also Alternate to Mr. Lui Dennis Pok Man)
Mr. WONG King Fai, Peter

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald
(Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 12 November 2008

7

Exhibit 1.4

Hutchison Telecom Reports Third Quarter 2008 Key Performance Indicators

Steady Growth Maintained In All Key Markets

HONG KONG, 12 November 2008–Hutchison Telecommunications International Limited (‘Hutchison Telecom’; ‘the Group’; SEHK:2332; NYSE: HTX) today reported its unaudited key performance indicators for its mobile operations for the quarter ended 30 September 2008.

The Group maintained growth in a quarter where overall economic conditions were turbulent. Its total user base grew to 11.2 million with strong contribution from Indonesian operations which grew 12.5% quarterly. Established markets Hong Kong and Israel recorded significant growth in 3G customers and continued to report progress in all other operational parameters.

The Group’s Indonesian operations added more than 950 sites in the quarter and added 401,000 new customers resulting in a total customer base of over 3.6 million. This represented year-on-year growth of 122% and quarterly growth of 12.5%. In established markets the Group’s operations reported sustained healthy growth in the 3G segment. The Hong Kong operations continued to consolidate its 3G market leader position with a 6.9% growth in its 3G customer base during the quarter, and its 1.3 million customers representing approximately 50% share of the 3G market in Hong Kong. Total customer base of Hong Kong has grown to approximately 2.7 million. Israeli operations also saw strong growth in the 3G segment which increased 8% during the quarter to 901,000, taking their total customer base to approximately 2.9 million.

During the quarter the Group’s Indonesian operations continued to rebalance network traffic and cut back promotional offers which led to a 20% improvement in the key operational profitability parameter Average Revenue Per Minute to IDR177. This repositioning together with the ongoing intensity in the competitive environment impacted their other operational parameters although these showed improvement towards the end of the third quarter. The operations’ network expansion plan progressed on track during the quarter and is now heading towards achieving the target of over 6,000 base stations by the end of 2008.

The high profile launch of iPhone 3G in Hong Kong during the quarter boosted mobile data usage and related revenues with over 40% of the iPhone users subscribed to the highest monthly plan. As a result non-voice revenue of the Group’s Hong Kong mobile operations as a percentage of total revenue trended up to 21.2% during the quarter.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “Against a backdrop of intensified competition and global economic turmoil, we are pleased that the Group’s key mobile operations continued to report sustained customer growth and improvement in operational parameters. These are achieved through the successful implementation of strategic initiatives in our growth markets and effective leverage of our 3G market leadership role in established markets.”

The Groups’ Hong Kong fixed line operations also registered steady growth in its international and carrier businesses as well as corporate and business market. The Group remains confident to see its Hong Kong fixed line operations achieve healthy year on year turnover growth.

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For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong and Israel, and operates mobile telecommunications services in Macau, Indonesia, Vietnam, Sri Lanka and Thailand. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “3”, “Hutch” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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Unaudited Key Performance Indicators for Third Quarter 2008

Customer Base	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Hong Kong (incl Macau)	2,657	1,766	891	2,595	1,720	875	2,515	1,698	817	2,427	1,671	756	2,290	1,629	661
Indonesia	3,604	9	3,595	3,203	7	3,196	2,331	4	2,327	2,039	3	2,036	1,627	2	1,625
Israel	2,882	2,145	737	2,856	2,135	721	2,823	2,108	715	2,860	2,068	792	2,796	2,004	792
Sri Lanka	958	—	958	1,291	—	1,291	1,289	—	1,289	1,141	—	1,141	1,002	—	1,002
Thailand	1,094	420	674	1,117	418	699	1,071	405	666	978	372	606	884	346	538

Total	11,195			11,062			10,029			9,445			8,599

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.

A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	The data for Ghana and Vietnam are excluded.

ARPU[1]		Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	150	213	24	148	210	24	149	208	24	161	218	28	162	216	29
Indonesia	IDR (‘000)	10	134	9	12	108	12	14	120	14	15	114	15	—	—	—
Israel	NIS	166	X	X	158	X	X	155	X	X	157	X	X	165	X	X
Sri Lanka	LKR	181	—	181	163	—	163	193	—	193	242	—	242	287	—	287
Thailand	THB	378	763	143	386	784	147	405	808	157	417	813	165	434	815	183

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	The data for Ghana and Vietnam are excluded.

MOU[1]	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	465	679	42	462	672	42	461	655	43	491	680	49	506	691	51
Indonesia	56	209	56	82	117	82	94	104	94	83	59	83	—	—	—
Israel	376	X	X	368	X	X	359	X	X	345	X	X	343	X	X
Sri Lanka	71	—	71	54	—	54	60	—	60	69	—	69	81	—	81
Thailand	618	1,095	328	607	1,086	319	632	1,134	324	643	1,110	347	648	1,088	358

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated custom.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

Churn[1]	Q3 2008 30 September 2008			Q2 2008 30 June 2008			Q1 2008 31 March 2008			Q4 2007 31 December 2007			Q3 2007 30 September 2007
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.3%	1.6%	9.0%	4.0%	1.8%	8.0%	3.5%	1.8%	6.7%	3.3%	1.8%	6.2%	3.9%	1.8%	8.2%
Indonesia	18.1%	5.3%	18.1%	15.6%	7.9%	15.6%	17.6%	11.0%	17.6%	17.7%	16.3%	17.7%	—	—	—
Israel	1.3%	X	X	1.3%	X	X	1.7%	X	X	1.3%	X	X	1.1%	X	X
Sri Lanka	5.0%	—	5.0%	3.8%	—	3.8%	2.9%	—	2.9%	2.4%	—	2.4%	2.2%	—	2.2%
Thailand	6.5%	3.0%	8.6%	6.0%	2.9%	7.8%	5.8%	2.7%	7.8%	5.2%	2.8%	6.8%	5.5%	3.4%	6.9%

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	The data for Ghana and Vietnam are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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